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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                           Creative BioMolecules, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    225270107
                                 (CUSIP Number)

Alan Patricof                          Lawrence G. Goodman, Esq.
Patricof & Co. Ventures, Inc.          Shereff, Friedman, Hoffman & Goodman, LLP
445 Park Avenue                        919 Third Avenue
New York, New York  10022              New York, New York 10022
(212) 753-6300                         (212) 758-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 225270107                                            Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Patricof & Co. Ventures, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

  NUMBER OF        7  SOLE VOTING POWER
   SHARES                  0
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   157,785
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH                   0

                  10  SHARED DISPOSITIVE POWER
                           157,785

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         157,785

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%

14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of ___

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                                  SCHEDULE 13D

CUSIP No. 225270107                                            Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Alan Patricof

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         PF, AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

  NUMBER OF        7  SOLE VOTING POWER
   SHARES                  45,878
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   157,785
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH                   45,878

                  10  SHARED DISPOSITIVE POWER
                           157,785

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         203,663

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%

14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of ___

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                                  Schedule 13D
                           Creative BioMolecules, Inc.

Item 1. Security and Issuer.

     This Statement on Schedule 13D is filed by Patricof & Co. Ventures, Inc. and Alan Patricof (collectively, the "Reporting Persons") and relates to the common stock, par value $.01 (the "Common Stock"), of Creative BioMolecules, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 35 South Street, Hopkinton, Massachusetts 01748. The Reporting Persons previously were parties to a Statement on Schedule 13D filed May 21, 1993 by Patricof & Co. Ventures, Inc., Apax Partners & Co. Ventures Limited, Apax Partners & Cie Gestion and Apax Venture Capital Managers (Jersey) Limited, (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed June 2, 1993 by Patricof & Co. Ventures, Inc., Apax Partners & Co. Ventures Limited, Apax Partners & Cie Gestion, Apax Venture Capital Managers (Jersey) Limited and APA Partners (collectively, the "Filing Entities"), Amendment No. 2 to the Schedule 13D filed July 10, 1993 by the Filing Entities, Amendment No. 3 to the Schedule 13D filed September 14, 1993 by the Filing Entities, Amendment No. 4 to the
Schedule 13D filed September 29, 1993 by the Filing Entities, Amendment No. 5 to the Schedule 13D filed September 1, 1994 by the Filing Entities, Amendment No. 6 to the Schedule 13D filed January 26, 1995 by the Filing Entities and certain other persons, Amendment No. 7 to the Schedule 13D filed February 26, 1996 by the Filing Entities and certain other persons and Amendment No. 8 to the
Schedule 13D filed March 20, 1997 by the Filing Entities and certain other persons. The Reporting Persons are no longer acting in concert with respect to the Common Stock with the other Filing Entities or other persons signatory to the Schedule 13D and are therefore filing this Statement on Schedule 13D without such other persons.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This statement is being filed by Patricof & Co. Ventures, Inc. ("Patricof") and Alan Patricof. In addition, Patricia Cloherty is sometimes referred to herein as the "Covered Person."

     Set forth below is certain information concerning the Reporting Persons:

Name                            Business Address           Citizenship
----                            ----------------           -----------
Patricof & Co. Ventures, Inc.   445 Park Avenue            New York
                                11th Floor
                                New York, New York 10022

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     Patricof is a corporation organized in New York and is the investment advisor to APA Excelsior Venture Capital Holdings (Jersey), Ltd. ("Excelsior Jersey"), which was organized in Jersey, Channel Islands to make venture capital investments.

     Alan Patricof's principal occupation is Chairman of the Board and Chief Executive Officer of Patricof and his business address is 445 Park Avenue, New York, New York 10022.

     See Item 5 for information regarding ownership of Common Stock.

     The executive officers and directors of Patricof are listed below. All of such persons are citizens of the United States unless otherwise indicated.

      Name                  Business Address          Position
      ----                  ----------------          --------
Alan Patricof               445 Park Avenue           Co-Chairman of the Board
                            11th Floor
                            New York, New York 10022

Patricia Cloherty           445 Park Avenue           Co-Chairman of the Board
                            11th Floor
                            New York, New York 10022

Maurice Tchenio             45 Avenue Kleber          Director
(citizen of France)         Paris, France 75116

Ronald Cohen                15 Portland Place         Director
(citizen of Great Britain)  London, W1N 3AA  England

Arthur Burach               445 Park Avenue           Vice President - Finance
                            11th Floor
                            New York, New York 10022

     (d) and (e). During the past five years, none of the Reporting Persons or the other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                                       2

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     The funds used to purchase Common Stock by Mr. Patricof were provided from the personal funds of Mr. Patricof. The funds used to purchase Common Stock by Excelsior Jersey were provided from the corporate funds of Excelsior Jersey.

Item 4. Purpose of Transaction.

     Each of the entities managed or advised by the Reporting Persons and each of the Reporting Persons acquired its respective shares of Common Stock for investment purposes. Each of such persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

     Except as specifically provided for herein, each of the Reporting Persons and Covered Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other Reporting Persons or the Covered Person.

     Patricof may be deemed to be the beneficial owner of 157,785 shares of Common Stock owned by Excelsior Jersey, which shares represent approximately 0.5% of the issued and outstanding Common Stock. Patricof is the investment advisor to Excelsior Jersey and, as such, may be deemed to have shared voting and dispositive power with respect to 157,785 shares of Common Stock.

     Alan Patricof may be deemed to be the beneficial owner of 157,785 shares of Common Stock owned by Excelsior Jersey and 45,878 shares of Common Stock owned personally, which shares represent approximately 0.5%, and 0.1%, of the issued and outstanding shares of Common Stock, respectively. Mr. Patricof has sole voting and dispositive power with respect to the 45,878 shares of Common Stock owned directly by him and, as the Chairman of the Board of Patricof, may be deemed to have shared voting and dispositive power with respect to 157,785 shares of Common Stock owned by Excelsior Jersey.

     Patricia Cloherty owns 30,429 shares of Common Stock directly. Ms. Cloherty has sole voting and dispositive power with respect to such shares.

     The percentage of beneficial ownership of the Reporting Persons is based on 33,326,395 outstanding shares of Common Stock of the Company on October 31, 1997 as

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reported in the Company's Quarterly Report on Form 10-Q for the period ended
September 30, 1997.

     All transactions in the Common Stock effected by the Reporting Persons or the Covered Persons during the past 60 days are set forth on Annex A hereto. All such transactions were open market sales.

     The Reporting Persons are no longer the beneficial owners of five percent (5%) or greater of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

     None.

Item 7. Materials to Be Filed as Exhibits.

     None.

                                        4

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1998
                                        Patricof & Co. Ventures, Inc.

                                        By: /s/ Alan Patricof
                                            Name: Alan Patricof
                                            Title: Co-Chairman of the Board

                                        5

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1998
                                        By: /s/ Alan Patricof
                                            Alan Patricof

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                                     ANNEX A

                                                            Avg. Price
                 Date            Person          Amount     Per Share
                -------     ----------------     ------     ----------
                3/16/98     Excelsior Jersey     10,000      $10.625
                3/18/98     Excelsior Jersey     30,000       10.6573

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